[redacted]

KH 3/5

SEC
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FEB 27 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs (City) Colorado (State) 80903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Beach, President (719)-632-0818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/20/13

OATH OR AFFIRMATION

I, Kenneth Beach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

StarkSchenkein, LLP

CASCADE INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

Cascade Investment Group, Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc., as of December 31, 2012, and the related statements of income and stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 25, 2013

Cascade Investment Group, Inc.
Statement of Financial Condition
December 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	438,869
Receivable from clearing organization		16,330
Investments		109,696
Other assets		29,687
Cash held on deposit with clearing broker		25,000
Income tax receivable		1,287
	$	620,869

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	75,199
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized, 150 shares issued and outstanding		133,783
Retained earnings		411,887
		545,670
	$	620,869

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Income
For The Year Ended December 31, 2012

REVENUES		
Commissions and asset management fees	$	1,722,522
Investment income		10,126
Interest income		2,446
Total revenues		1,735,094
EXPENSES		
Commissions		873,172
Employee compensation and benefits		345,490
Occupancy		82,782
Clearance fees		126,244
Communications and data processing		45,944
Other operating expenses		203,944
Total expenses		1,677,576
INCOME BEFORE PROVISION FOR INCOME TAXES		57,518
Provision for income taxes		5,120
NET INCOME	$	52,398

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Stockholders' Equity
For The Year Ended December 31, 2012

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2011	140	$ 100,974	$ 359,489	$ 460,463
Shares issued	10	32,809	-	32,809
Net Income	-	-	52,398	52,398
Balance, December 31, 2012	150	$ 133,783	$ 411,887	$ 545,670

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2012

OPERATING ACTIVITIES		
Net Income	$	52,398
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized and unrealized income on investment securities		(10,126)
Changes in assets and liabilities:		
Increase in receivable from clearing organization		(2,310)
Increase in other assets		4,778
Increase in income tax receiveable		(1,287)
Increase in accounts payable and accrued expenses		9,627
Decrease in related party payable		(9,000)
Decrease in income tax payable		(9,445)
Cash provided by operating activities		34,635
INVESTING ACTIVITIES		
Proceeds from sale of investments		5,208
Purchases of investments		(12,937)
Cash (used by) investing activities		(7,729)
FINANCING ACTIVITIES		
Proceeds from sale of common stock		32,809
Cash provided by financing activities		32,809
NET INCREASE IN CASH		59,715
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		379,154
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	438,869
SUPPLEMENTAL CASHFLOW INFORMATION		
Cash paid for:		
Income taxes	$	15,852
Interest	$	-

The accompanying notes are an integral part of these financial statements.

CASCADE INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Summary of Significant Accounting Policies

Organization

Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains two offices in Colorado Springs, Colorado.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

The Company receives managed account fees from its clients based on the average quarterly value of the clients' accounts. Managed account fees are recorded as they are earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Note 1 – Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses, accounts payable, and securities approximates fair value because of the short maturity of these items.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2012, was $5,704.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $470,701, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 16% at December 31, 2012.

Note 3 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Clearing Agreement

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

Note 4 – Clearing Agreement (continued)

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all of its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

Commissions receivable from the clearing organization at December 31, 2012, was $16,330.

Note 5 – Investments

The estimated fair market values of investments in securities December 31, 2012, is as follows:

	Cost	Gross Unrealized Gain/(Loss)	Estimated Fair Value
Equity securities	$ 79,206	$ 28,802	$ 108,008
Corporate bond funds	1,620	68	1,688
Total	$ 80,826	$ 28,870	$ 109,696

Income from investments for 2012 consists of the following:

Interest and dividends	$ 2,446
Realized and unrealized gains on investments	10,126
Total	$ 12,572

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Note 5 – Investments (continued)

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
US equities	89,415	-	-	89,416
International equities	16,524	-	-	16,524
Corporate and other debt	1,688	-	-	1,688
Exchange traded notes	2,068			2.068
Total				$ 109,696

Note 6 – Equity

The Company has authorized 50,000 shares of common stock, no par value per share. Each share of common stock is entitled to one vote.

On January 6, 2012 the Company granted an employee a one year option to purchase 10 shares of the common stock of the Company at a price equal to the Company's book value per share at December 31, 2011. On August 28, 2012 the employee exercised the option previously granted and purchased 10 shares of the common stock at an exercise price of $32,809.

Note 7 – Retirement Plan

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2012, of $12,726.

Note 8 – Commitments

The Company leases office space and equipment from an unrelated parties under leases that expire from May 2013 through May 2017, with monthly payments ranging from $130 to $4,712. Total rent expense for the year ended December 31, 2012, was $82,782. In addition, the Company leases computer and other office equipment. The future minimum lease payments are as follows:

2013	$ 77,210
2014	75,250
2015	76,700
2016	78,150
2017	32,915
	$ 340,225

Note 9 – Income Taxes

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the 50% limitation on meals and entertainment expenses, unrealized gains and losses, and depreciation. During the year ended December 31, 2012, the Company made $6,800 in estimated tax payments during the year and is expected to receive an immaterial amount in tax refunds for the year ended December 31, 2012.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2009.

Note 10 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure.

Cascade Investment Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2011

Stockholders' equity	$	545,670
Less: Total nonallowable assets		34,687
Haircut of marketable securities		20,279
Net Capital	$	490,704
Aggregate indebtedness - from the Statement of Financial Condition	$	75,199
Basic net capital requirement	$	50,000
Excess net capital	$	440,704
Ratio aggregate indebtedness to net capital		15%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2012:	$	490,704

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited form.

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2012

Cascade Investment Group, Inc., relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

The accompanying notes are an integral part of these financial statements.

Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors
Cascade Investment Group, Inc.

In planning and performing our audit of the financial statements of Cascade Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 25, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O Box 92185 Washington, D C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

Note If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

____

2 A	General Assessment (item 2e from page 2)	$ 3840
B	Less payment made with SIPC-6 filed (exclude interest) 12 July 2012 Date Paid	(1854)
C	Less prior overpayment applied	(0)
D	Assessment balance due or (overpayment)	1986
E	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F	Total assessment balance and interest due (or overpayment carried forward)	$ 1986
G	PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above) $ 1986	
H	Overpayment carried forward $(0)	

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Cascade Investment Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Compliance Officer / Sec / Treas.
(Title)

Dated the 23 day of JAN, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions.

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN , 20 12
and ending DEC , 20 12

Item No	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,735,094
2b *Additions*	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	0
(2) Net loss from principal transactions in securities in trading accounts	0
(3) Net loss from principal transactions in commodities in trading accounts	0
(4) *Interest and dividend expense deducted in determining item 2a*	0
(5) Net loss from management of or participation in the underwriting or distribution of securities	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	0
(7) Net loss from securities in investment accounts	0
Total additions	0
2c Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	189,160
(2) Revenues from commodity transactions	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
(4) Reimbursements for postage in connection with proxy solicitation	0
(5) Net gain from securities in investment accounts	10,126
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	0
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C) __________ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	199,286
2d SIPC Net Operating Revenues	$ 1,535,808
2e General Assessment @ .0025	$ 3840
	(to page 1, line 2.A.)

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors
Cascade Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cascade Investment Group, Inc. ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, trial balances, and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
February 25, 2013

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